January 13, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    American Capital Senior Floating, Ltd.
Registration Statement on Form N-2 (SEC File No. 333-190357)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of American Capital Senior Floating, Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on January 15, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 5,600 copies of the Preliminary Prospectus dated January 6, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
DEUTSCHE BANK SECURITIES INC.
KEEFE, BRUYETTE & WOODS, INC.
UBS SECURITIES LLC

[Signature page follows]

As Representatives

Morgan Stanley & Co. LLC

By: /s/ Katerina Pergola
Name: Katerina Pergola
Title: Vice President

Citigroup Global Markets Inc.

By: /s/ Christo Realov
Name: Christo Realov
Title: Vice President

Deutsche Bank Securities Inc.

By: /s/ Francis Windels
Name: Francis Windels
Title: Managing Director

By: /s/ Neil Abromavorge
Name: Neil Abromavorge
Title: Managing Director

Keefe, Bruyette & Woods, Inc.

By: /s/ Victor Sack
Name: Victor Sack
Title: Managing Director

UBS Securities LLC

By: /s/ Mitesh Hassamal
Name: Mitesh Hassamal
Title: Executive Director

By: /s/ Jiani He
Name: Jiani He
Title: Associate Director